Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 12, 2014

Supplementing the Preliminary Prospectus Supplement, dated March 12, 2014

Registration No. 333-182242

AIRCASTLE LIMITED

$500,000,000 5.125% Senior Notes due 2021

Pricing Supplement dated March 12, 2014

to the

Preliminary Prospectus Supplement dated March 12, 2014

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Change in Size of Offering

The aggregate principal amount of notes to be issued in the offering increased from $400.0 million to $500.0 million. The net proceeds received from the sale of the notes will be used to fund the repayment or redemption of the Issuer’s 9.75% senior notes due 2018 and for general corporate purposes. Following the increase in the aggregate principal amount of the notes, the as Adjusted column of the capitalization table on page S-20 of the Preliminary Prospectus Supplement is adjusted as follows: Cash and cash equivalents is $664,028,000, notes offered hereby is $500,000,000, total debt is $3,786,835,000 and total capitalization is $5,395,538,000.

5.125% Senior Notes due 2021

Issuer:	Aircastle Limited

Security:	5.125% Senior Notes due 2021

Size:	$500,000,000, which represents a $100,000,000 increase from the Preliminary Prospectus Supplement

Maturity Date:	March 15, 2021

Coupon:	5.125%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014.

Price to Public:	100%

Benchmark Treasury:	UST 2% due February 28, 2021

Benchmark Treasury Yield:	2.212%

Spread to Benchmark Treasury:	+ 291 bps

Yield:	5.125%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Expenses:	$492,500,000

Optional Redemption:	The Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes from the redemption date through the maturity date of the notes (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the notes to be redeemed; provided, however, that if the period from the redemption date to the maturity date of the notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption Upon Certain Equity Offerings:	Prior to March 15 , 2017, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of the notes issued under the Indenture at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Issuer; provided that at least 65% of the sum of the aggregate principal amount of the notes originally issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Trade Date:	March 12, 2014

Expected Settlement Date:	March 26, 2014 (T+10)

The Issuer expects that delivery of the notes will be made to investors on or about March 26, 2014, which will be the tenth business day following the date of this prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AM3
ISIN: US00928QAM33

Form of Offering:	SEC Registered (Registration No. 333-182242)

Underwriters:	Goldman, Sachs & Co.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC
Cowen and Company, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526; facsimile: 212-902-9316; email: prospectus-ny@ny.email.gs.com.